January 31,2007

Via Fax


Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549-0406

Attention:      Larry Spirgel, Assistant Director
                Kyle Moffatt, Accountant Branch Chief
                Michael Henderson, Staff Accountant

                Re:     NetWolves Corporation
                        Form 10-KSB for Fiscal Year Ended June 30,2006 Filed October 17, 2006

                        Form 10-Q for Fiscal Quarter Ended September 30, 2006 Commission File No. 000-25831

Ladies and Gentlemen:


     Following are our responses, including supplemental information, to the comments of the Securities and Exchange Commission (the "SEC") set forth in its letter dated January 18, 2007 with respect to the above-referenced documents filed by NetWolves Corporation (the "Company" or "NetWolves"). Supplemental information provided to you in this letter is based upon information and/or documentation provided by the Company. The numbers of our responses parallel the numbers in your January 18, 2007 comment letter.




Form 10-KSB/A  for the fiscal year ended June 30,2006
-----------------------------------------------------
Consolidated Statement of Operations, page F-4
----------------------------------------------

          i. The caption "cost of revenue" excludes charges for depreciation and amortization of property, plant and equipment and the caption will be changed to "Cost of revenue - exclusive of depreciation and amortization" in future filings. In addition the caption "gross profit" will be removed in response to the Staff's comments.

Consolidated Statements of Cash Flows, page F-8
-----------------------------------------------
          ii.  Please be advised supplementally as follows:

               During June 2001, the Company formally adopted a plan to discontinue its software operations. At that time, this operation consisted primarily of software technology, inventory and property and equipment. At June 30, 2001, the Company accrued a provision for estimated losses during the phase out period of approximately $497,000.

               During the year ended June 30, 2002, the Company recorded additional charges aggregating $1,053,275, which primarily represented the cost of salaries through an extended disposal date of August 31, 2002, and a revised estimate of the total leased facility costs. Effective August 31, 2002, the Company ceased all operations of its software operations and terminated all remaining employees.

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Securities and Exchange Commission
January 31, 2007
Page -2-

               During the year ended June 30, 2003, the Company recorded activity related to the cessation of operations and the lease payments related to the facility. Accrued losses of discontinued operations included within the balance sheet at June 30, 2003 represented lease payment obligations on the software operations facility. A summary of the operating results of the discontinued operations follows:


                                                                           For the year ended June 30,
                                                                ------------------------------------------------
                                                                   2003                2002              2001
                                                                ----------          ----------        ----------
              Revenue                                        $      -             $    220,267       $    102,525
              Cost of revenue                                       -                   37,970              8,356
              Selling, general and administrative                  117,097           1,135,571          2,213,295
              Amortization                                          -                   -               1,147,793
              Impairment                                            -                  100,000          2,108,982
                                                              ------------        ------------       ------------
                                                                   117,097           1,053,274          5,375,901
              Loss on disposal of discontinued
                operations                                        (117,097)         (1,053,274)          (650,000)
                                                              ------------        ------------       ------------
              Loss from discontinued operations              $      -    .        $     -    .       $ (4,725,901)
                                                              ============        ============       ============

5 Identifiable Intangible Assets, page F-18
-------------------------------------------
          iii. As required by FASB 141 Business Combinations FAS 142 Goodwill and Other Intangible Assets, contingent consideration such as earn outs or payments based on achieving specific targets that is determinable at the date of the acquisition shall be included in determining the cost of the acquired asset and are recognized on the balance sheet at the date of the acquisition. Unless the contingent consideration qualifies for equity classification, it is classified as a liability on the balance sheet, and in future periods, any changes in fair value is recorded in earnings until the contingent consideration is settled. Under current US GAAP, contingent consideration does not generally affect earnings because it is recorded as part of the cost of the acquired assets.

               In this regard, please be advised supplementally as follows:

               On October 1, 2004, the Company acquired a customer list from Education Communications Consortia, Inc. ("ECCI") for a total purchase price of $1,444,277, including $144,277 in acquisition costs, of which $500,000 was paid in cash on the date of closing. The remaining $800,000 was originally recorded as a note payable due in four annual installments of $200,000 commencing November 30, 2005, bearing interest of 4% per annum. The payment of each of the four annual installments is contingent upon achieving annual revenue of $2 million for each twelve month period ending September 30, 2005 to 2008. The purchase price, including the entire contingent liability, was originally recorded as an intangible asset, as it was initially believed that payment was assured beyond a reasonable doubt, and was amortized over its expected useful life of 5 years.
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Securities and Exchange Commission
January 31, 2007
Page -3-

               In September 2005 the Company determined that gross revenues derived from the ECCI customer list did not reach the annual revenue of $2 million as required by the purchase agreement and also no longer believes that the balance of the payments are assured beyond a reasonable doubt. Accordingly, the Company has recorded a decrease in the customer list in the amount of $800,000 and a corresponding decrease in notes payable. As a result, the Company has reversed previously recorded amortization expense and accrued interest totaling $144,002, which is reflected as other income in the accompanying consolidated statements of operations. The adjustment will also have the effect of reducing future amortization expense by $160,000 per annum. The Company will record the remaining $600,000 of the performance payment when it becomes probable that the payments will become due.

               Therefore, it is the position of the Company that, no liability should be recorded.

8 Shareholders' Equity
----------------------

     4. Response:

               In response to this comment number 4, the Company recorded a charge associated with the beneficial conversion features in the Series A, B and C convertible ("Series A, B and C") preferred stock under the provisions of EITF's 98-5 and 00-27 as the Company believes that the conversion feature meets the criteria for treatment as equity under EITF 00-19.

               The Company's first step was to determine if the conversion option in the Series A, B and C meets the scope exception of paragraph 11(a) of SFAS 133. Paragraph 11(a) of SFAS 133 states:
               "Notwithstanding the conditions of paragraphs 6-10, the reporting entity shall not consider the following contracts to be derivative instruments for purposes of this Statement:

               a. Contracts issued or held by that reporting entity that are both (1) indexed to its own stock and (2) classified in stockholders' equity in its statement of financial position." The Series A & B convertible preferred stock are both indexed to the Company's common stock and classified in stockholders equity.

               In order to determine if it would be classified in stockholders' equity the Company reviewed the provisions of EITF 00-19.

               EITF 00-19 paragraph 4 states "The Task Force observed that, pursuant to paragraphs 11(a) and 12(c) of Statement 133, if an embedded derivative is indexed to the reporting entity's own stock and would be classified in stockholders' equity if it was a freestanding derivative, that embedded derivative is not

Securities and Exchange Commission
January 31, 2007
Page -4-

               considered a derivative for purposes of Statement 133. The Task Force reached a consensus that for purposes of evaluating under Statement 133 whether an embedded derivative indexed to a company's own stock would be classified in stockholders' equity if freestanding, the requirements of paragraphs 17-32 of this Issue do not apply if the hybrid contract is a conventional convertible debt instrument in which the holder may only realize the value of the conversion option by exercising the option and receiving the entire proceeds in a fixed number of shares or the equivalent amount of cash (at the discretion of the issuer)."

               EITF 05-2 defined the meaning of a conventional convertible debt instrument in paragraph 8 by stating that "the Task Force reached a consensus that instruments that provide the holder with an option to convert into a fixed number of shares (or equivalent amount of cash at the discretion of the issuer) for which the ability to exercise the option is based on the passage of time or a contingent event should be considered "conventional" for purposes of applying Issue 00-19. Instruments that contain "standard" anti-dilution provisions would not preclude a conclusion that the instrument is convertible into a fixed number of shares. Standard anti-dilution provisions are those that result in adjustments to the conversion ratio in the event of an equity restructuring transaction (as defined in the glossary of Statement 123(R)) that are designed to maintain the value of the conversion option."

               An equity restructuring transaction is defined in SFAS 123(R) as a nonreciprocal transaction between an entity and its shareholders that causes the per-share fair value of the shares underlying an option or similar award to change, such as a stock dividend, stock split, spin off, rights offering, or recapitalization through a large, nonrecurring cash dividend.

               The Company anti-dilution provisions of the Company's Series A, B and C and warrants are outlined in Section 4 of this response below. The Company believes that while its anti dilution provisions are entirely within its control they do not meet the strict definition of an equity restructuring transaction as defined in SFAS 123(R). As such, the Company reviewed the provision of EITF 00-19 with respect to the conversion features of Series A, B and C. Key elements of Series A, B and C and warrants issued in those transactions are as follows:

               -- Warrants issued in conjunction with Series A, B and C Preferred expired on July 10, 2007, February 26, 2008 and September 25, 2008, respectively.
               -- The exercise price is fixed for Series A, B and C Preferred warrants at $ 1.65, $1.25 and $1.50, respectively, subject to customary anti-dilution provisions.
               -- Warrants have demand registration rights, however a registration statement is currently in effect covering the underlying shares.

Initial Balance Sheet Classification Paragraphs 7-9

               i. The Company analyzed the provisions of the Stock Purchase Agreements of the Series A, B and C Convertible Preferred Stock and the Company has the option to a net-cash settlement or physical settlement of the delivery of shares. Therefore, the Company recorded the issuance of Series A, B

Securities and Exchange Commission
January 31, 2007
Page -5-

                    and C as equity with no bifucation of the conversion option as derivation liability. Based on the analysis of Paragraphs 12-32, which follows, the Company believes that equity classification of the Series A, B and C preferred stock is appropriate.

                    Reclassification of contracts - Paragraphs 10-11

                    There are no events which occurred since the issuance of the Series A, B and C Convertible Preferred Stock that would require the reclassification of the shares of Preferred Stock or the conversion option.

                    EITF 00-19 (Paragraphs 13-32) requires that all of the following conditions be met for a contract to be classified as equity:


               ii. The contract permits the Company to settle in unregistered shares (Paragraphs 14-18). The holder's sole recourse for delivery of unregistered shares is to demand a filing of a registration statement. This right expired on September 26, 2006. Again a registration statement is currently in effect which renders this issue as academic.


               iii. The Company has  sufficient  authorized  shares and unissued shares available to settle the contract after considering all other commitments that may require the issuance of stock during the maximum period the derivative contract could remain outstanding. The Company reviewed paragraph 19 and as of the closing dates of event of the Series A, Series B and Series C convertible preferred stock and related warrants and determined that it had enough authorized and unissued shares to satisfy these contracts.

               iv. The contract contains an explicit limit on the number of shares to be delivered in a share settlement. The Company reviewed Paragraphs 20 through 24 with regard to the anti-dilution provisions of our Preferred Stock. The number of shares into which the Series A, B and C Preferred Stock are convertible into is fixed with the exception of certain limited events, all of which are in our control which are provided in detail in the following paragraphs. In these instances, the conversion price is adjusted upon the occurrence of standard anti-dilution clause events as defined in SFAS 123(R), or the Company consummating an additional capital raising transaction at a lesser price than the conversion options, all of which are within the Company's control. The Company, therefore, believes all of these instruments meet these criteria.

               iv. There are no required cash payments to the counterparty in the event the company fails to make timely filings with the SEC. The Company reviewed paragraph 25 which governs this

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Securities and Exchange Commission
January 31, 2007
Page -6-

                    criterion. There are no provisions with the Company's Series A, B and C which would require it to make cash payments to the holders of the Company's Series A, B and C in the event the Company fails to make timely filings with the SEC and therefore both instruments meet this criteria.

               v. There are no required cash payments to the counterparty if the shares initially delivered upon settlement are subsequently sold by the counterparty and the sales proceeds are insufficient to provide the counterparty with full return of the amount due (that is, there are no cash settled "top-off" or "make-whole" provisions).

                    The Company reviewed paragraph 26 and note that its instruments contain no provisions whereby the Company must reimburse the holders for any losses they incur or to transfer to the Company any gains the holders recognize on the difference between the settlement date value and the value received by the holder in subsequent sales of the underlying common stock within a specific time after the date of settlement. Therefore both instruments meet this criterion.

               vi. The contract requires net-cash settlement only in specific circumstances in which holders of shares underlying the contract also would receive cash in exchange for their shares.

                    The Company reviewed paragraphs 27 & 28 which in paragraph 27 states that "if an event is not within the company's control could require net-cash settlement, then the contract must be classified as an asset or liability". The certificate of designation of both the Series A and B preferred stock each include a liquidation clause the details of which are provided above for cash payment in the event of merger, consolidation or sale of substantially all of the company's assets.

                    The Company is a New York corporation and under such state law these events must be approved by a majority vote of its board of directors in order to occur.

                    EITF D-98 paragraph 11 states that "a preferred stock agreement may have a provision that provides for redemption of the preferred security if the issuing company is merged with or consolidated into another company, and pursuant to state law, approval of the board of directors is required before any merger or consolidation can occur. In that case, assuming the preferred stockholders cannot control the vote of the board of directors through direct representation or through other rights, the security would be appropriately classified as part of permanent equity because the decision to merge with or consolidate into another company is within the control of the issuer".
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Securities and Exchange Commission
January 31, 2007
Page -7-

               vii. There are no  provisions  in the contract that indicate that the counterparty has rights that rank higher than those of a shareholder of the stock underlying the contract.

                    The Company reviewed paragraphs 29 to 31 which discuss issues whereby the holder has rights of a creditor in the event of the Company's bankruptcy. The Company does not believe that the holders of our Series A & B preferred stock have such rights and therefore both meet these criteria.

               viii. There is no requirement in the contract to post  collateral at any point or for any reason.

                    The Company reviewed paragraph 32 which discusses requirements to post collateral. There are no requirements to post collateral for either the Series A or B conversion option and therefore both meet these criteria.

                    As the Company's conversion option in the Series A, B and C have met all eight criteria, the Company believes equity classification is appropriate and that any intrinsic value in the conversion option must be recorded in accordance with the guidance of EITF's 98-5 and 00-27.

5.   Response:

     The Company issued warrants in conjunction with the Series A, B and C transactions ("Series A, B and C transactions") convertible preferred stock. In addition, the Company issued warrants contracts in stock-based compensation arrangements. Those contracts are subject to FASB 123 (Revised
     2004). None of these contracts cease to be subject to Statement 123(R) in accordance with paragraph 231(A) of that statement.

     Pursuant to the Paragraph 11(b) our analysis of these contracts since these contracts are not within the scope of FAS 133, or EITF 00-19, an analysis of such contracts pursuant to paragraphs 12-32 of EITF 12-32 is not required.

     The Company believes that withstanding the conditions of paragraphs 6-10 of FAS 133, the Company believes that the warrants issued in conjunction with the Series A, B and C transactions meet the scope of 11(a) of FAS 133.

     Please see the response to question 4 for an analysis of paragraphs 12-32 of EITF 00- 19. Based on that analysis, these instruments were correctly accounted for as equity.

                                        Very truly yours,

                                        Beckman, Lieberman & Barandes, LLP


                                        /s/    David H. Lieberman

                                        By:    David H. Lieberman